SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

View, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

92671V106

(CUSIP Number)

Howard W. Lutnick

110 East 59th Street

New York, New York 10022

(212) 938-5000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

October 16, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92671V106	Schedule 13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS
CF Group Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
242,482 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
242,482 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 242,482 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This amount includes 236,371 shares of Class A Common Stock held directly by CF Finance Holdings II, LLC or Cantor Fitzgerald & Co. and 6,111 shares of Class A Common Stock underlying the 366,666 warrants to purchase the Issuer’s Class A Common Stock at a price of $11.50 per share, subject to the terms thereof (the “Warrants”) held directly by CF Finance Holdings II, LLC. Due to the Beneficial Ownership Limitation (as defined herein), this amount excludes 160,287 shares of Class A Common Stock issuable upon conversion of the Existing Notes (as defined herein) held directly by CF Principal Investments LLC, assuming a conversion rate of 12.4616 shares of Class A Common Stock per $1,000 principal amount of Existing Notes (such conversion rate determined by taking the original conversion rate of 747.6636 shares per $1,000 of principal and accounting for the Reverse Stock Split (as defined herein)).

(2)	This percentage is calculated based on 4,047,798 shares of Class A Common Stock deemed to be outstanding, which is the sum of (i) 4,041,687 shares of Class A Common Stock outstanding as of August 7, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed by the Issuer with the Commission (as defined herein) on August 10, 2023, plus (ii) 6,111 shares of Class A Common Stock underlying the Warrants, which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 92671V106	Schedule 13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS
Cantor Fitzgerald, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
242,482 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
242,482 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
242,482 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	This amount includes 236,371 shares of Class A Common Stock held directly by CF Finance Holdings II, LLC or Cantor Fitzgerald & Co. and 6,111 shares of Class A Common Stock underlying the Warrants held directly by CF Finance Holdings II, LLC. Due to the Beneficial Ownership Limitation, this amount excludes 160,287 shares of Class A Common Stock issuable upon conversion of the Existing Notes held directly by CF Principal Investments LLC, assuming a conversion rate of 12.4616 shares of Class A Common Stock per $1,000 principal amount of Existing Notes (such conversion rate determined by taking the original conversion rate of 747.6636 shares per $1,000 of principal and accounting for the Reverse Stock Split).

(2)	This percentage is calculated based on 4,047,798 shares of Class A Common Stock deemed to be outstanding, which is the sum of (i) 4,041,687 shares of Class A Common Stock outstanding as of August 7, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed by the Issuer with the Commission on August 10, 2023, plus (ii) 6,111 shares of Class A Common Stock underlying the Warrants, which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 92671V106	Schedule 13D	Page 4 of 14 Pages

1		NAMES OF REPORTING PERSONS
CF Finance Holdings II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
239,351 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
239,351 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
239,351 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	This amount includes 233,240 shares of Class A Common Stock and 6,111 shares of Class A Common Stock underlying the Warrants held directly by CF Finance Holdings II, LLC.

(2)	This percentage is calculated based on 4,047,798 shares of Class A Common Stock deemed to be outstanding, which is the sum of (i) 4,041,687 shares of Class A Common Stock outstanding as of August 7, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed by the Issuer with the Commission on August 10, 2023, plus (ii) 6,111 shares of Class A Common Stock underlying the Warrants, which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 92671V106	Schedule 13D	Page 5 of 14 Pages

1		NAMES OF REPORTING PERSONS
Cantor Fitzgerald Securities
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,131 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,131 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,131 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	This amount includes 3,131 shares of Class A Common Stock held directly by Cantor Fitzgerald & Co. Due to the Beneficial Ownership Limitation, this amount excludes 160,287 shares of Class A Common Stock issuable upon conversion of the Existing Notes held directly by CF Principal Investments LLC, assuming a conversion rate of 12.4616 shares of Class A Common Stock per $1,000 principal amount of Existing Notes (such conversion rate determined by taking the original conversion rate of 747.6636 shares per $1,000 of principal and accounting for the Reverse Stock Split).

(2)	This percentage is based on 4,041,687 shares of Class A Common Stock outstanding as of August 7, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed by the Issuer with the Commission on August 10, 2023.

CUSIP No. 92671V106	Schedule 13D	Page 6 of 14 Pages

1		NAMES OF REPORTING PERSONS
CF Principal Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Due to the Beneficial Ownership Limitation, this amount excludes 160,287 shares of Class A Common Stock issuable upon conversion of the Existing Notes held directly by CF Principal Investments LLC, assuming a conversion rate of 12.4616 shares of Class A Common Stock per $1,000 principal amount of Existing Notes (such conversion rate determined by taking the original conversion rate of 747.6636 shares per $1,000 of principal and accounting for the Reverse Stock Split).

(2)	This percentage is based on 4,041,687 shares of Class A Common Stock outstanding as of August 7, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed by the Issuer with the Commission on August 10, 2023.

CUSIP No. 92671V106	Schedule 13D	Page 7 of 14 Pages

1		NAMES OF REPORTING PERSONS
Cantor Fitzgerald & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,131 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,131 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,131 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BD

(1)	This amount includes 3,131 shares of Class A Common Stock held directly by Cantor Fitzgerald & Co.

(2)	This percentage is based on 4,041,687 shares of Class A Common Stock outstanding as of August 7, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed by the Issuer with the Commission on August 10, 2023.

CUSIP No. 92671V106	Schedule 13D	Page 8 of 14 Pages

1		NAMES OF REPORTING PERSONS
Howard W. Lutnick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
242,482 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
242,482 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
242,482 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	This amount includes 236,371 shares of Class A Common Stock held directly by CF Finance Holdings II, LLC or Cantor Fitzgerald & Co. and 6,111 shares of Class A Common Stock underlying the Warrants held directly by CF Finance Holdings II, LLC. Due to the Beneficial Ownership Limitation, this amount excludes 160,287 shares of Class A Common Stock issuable upon conversion of the Existing Notes held directly by CF Principal Investments LLC, assuming a conversion rate of 12.4616 shares of Class A Common Stock per $1,000 principal amount of Existing Notes (such conversion rate determined by taking the original conversion rate of 747.6636 shares per $1,000 of principal and accounting for the Reverse Stock Split).

(2)	This percentage is calculated based on 4,047,798 shares of Class A Common Stock deemed to be outstanding, which is the sum of (i) 4,041,687 shares of Class A Common Stock outstanding as of August 7, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed by the Issuer with the Commission on August 10, 2023, plus (ii) 6,111 shares of Class A Common Stock underlying the Warrants, which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 92671V106	Schedule 13D	Page 9 of 14 Pages

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of View, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 195 S. Milpitas Blvd., Milpitas CA 95035.

This Schedule 13D amends the statement on Schedule 13G filed by the Reporting Persons to report their beneficial ownership of the shares of Class A Common Stock, as most recently amended on February 14, 2023. The Reporting Persons are filing this Schedule 13D, pursuant to Rule 13d-1(e) under the Act, solely as a result of their entering into the Intercreditor Agreement (defined in Item 6 of this Schedule 13D).

In addition, the number of shares of Class A Common Stock reported throughout this Schedule 13D reflect the 60-for-1 reverse stock split of the Class A Common Stock that became effective on July 26, 2023 (the “Reverse Stock Split”).

Item 2. Identity and Background

(a-c, f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

CF Group Management, Inc., a New York corporation (“CFGM”);

Cantor Fitzgerald, L.P., a Delaware limited partnership (“Cantor”);

CF Finance Holdings II, LLC, a Delaware limited liability company (“CFHII”);

Cantor Fitzgerald Securities, a New York general partnership (“CFS”);

CF Principal Investments LLC, a Delaware limited liability company (“CFPI”);

Cantor Fitzgerald & Co., a New York general partnership (“CF&Co”); and

Howard W. Lutnick, a United States citizen (“Mr. Lutnick”).

CFHII, CFPI and CF&Co. are record holders of the securities reported herein. CFS is the managing member of CFPI and controls the managing general partner of CF&Co. Cantor, as its sole member, controls CFHII and Cantor indirectly controls each of CFS, CFPI and CF&Co. Cantor is controlled by CFGM, its managing general partner. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and therefore controls CFGM. As such, each of CFS, Cantor, CFGM and Mr. Lutnick may be deemed to have beneficial ownership of the securities directly held by each of CFPI and CF&Co, and each of Cantor, CFGM and Mr. Lutnick may be deemed to have beneficial ownership of the securities directly held by CFHII. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

The address of the business office of each of the Reporting Persons is 110 East 59th Street, New York, New York 10022.

The Reporting Persons have executed a Joint Filing Agreement with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto, a copy of which is filed as an exhibit to this Schedule 13D.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 92671V106	Schedule 13D	Page 10 of 14 Pages

Item 3. Source and Amount of Funds or Other Consideration

The aggregate amount of consideration for the shares of Class A Common Stock currently beneficially owned by the Reporting Persons was $17,148,810. The aggregate amount of consideration for the Existing Notes, which are currently excluded from the Reporting Persons’ reported beneficial ownership due to the Beneficial Ownership Limitation, was $11,850,000 (which excludes shares of Class A Common Stock underlying the additional principal amount that was issued to CFPI as paid in kind interest). The source of these funds was the working capital of Cantor, except for certain shares of Class A Common Stock and Existing Notes that were acquired as payment for fees for services performed by CF&Co.

Item 4. Purpose of Transaction

By virtue of the Intercreditor Agreement, the Reporting Persons may be deemed to be members of a “group” (as such term is defined for purposes of Section 13(d) of the Act) with certain other parties to the Intercreditor Agreement. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of a group with all of the other parties to the Intercreditor Agreement. Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Class A Common Stock that may be deemed to be beneficially owned by the other parties to the Intercreditor Agreement.

Except as set forth herein, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review, reconsider and/or change their position or purpose or formulate different plans or proposals with respect thereto. At any time and from time to time, the Reporting Persons may, in connection with monitoring and evaluating their investment in the Issuer, and after giving consideration to, among other things, any communications about the Issuer, market conditions, contractual restrictions (including but not limited to limitations on conversion or exercise of securities held by the Reporting Persons or the Separately Reporting Persons), legal restrictions, and/or other conditions, formulate a plan, proposal or other course of action which may relate to or result in, among other things and without limitation: (i) the purchase of additional shares of Class A Common Stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) the sale of all or a portion of the shares of Class A Common Stock, options or related derivatives now beneficially owned or hereafter acquired by them; (iii) exercising any rights that the Reporting Persons or their affiliates may have under the Credit Agreement (as defined below) in their capacity as Lenders (as defined below) thereunder; (iv) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (v) seeking to influence or change the present board of directors of the Issuer (the “Board”) or management of the Issuer, including but not limited to with respect to the business and affairs of the Issuer; or (vi) any of the other matters referred to in the instructions to Item 4 of Schedule 13D. The Reporting Persons may consider pursuing such plans, proposals or other courses of action with the Issuer’s management, the Board, other Issuer shareholders, advisors or other persons.

Item 5. Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of shares of Class A Common Stock beneficially owned by the Reporting Persons are as set forth below. The aggregate number of shares of Class A Common Stock beneficially owned includes shares of Class A Common Stock and shares of Class A Common Stock underlying the Warrants, and excludes shares of Class A Common Stock underlying Existing Notes due to the Beneficial Ownership Limitation, each as disclosed in footnote (1) of each Reporting Person’s cover page. This percentage is based on 4,041,687 shares of Class A Common Stock outstanding as of August 7, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed by the Issuer with the Commission on August 10, 2023, plus, as applicable, the Class A Common Stock underlying the Warrants beneficially owned by such Reporting Person (as disclosed in footnote (2) of such Reporting Person’s cover page), which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 92671V106	Schedule 13D	Page 11 of 14 Pages

CFGM
a)		Amount beneficially owned: 242,482	Percentage: 6.0%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	242,482
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	242,482

Cantor
a)		Amount beneficially owned: 242,482	Percentage: 6.0%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	242,482
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	242,482

CFHII
a)		Amount beneficially owned: 239,351	Percentage: 5.9%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	239,351
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	239,351

CFS
a)		Amount beneficially owned: 3,131	Percentage: 0.1%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	3,131
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	3,131

CFPI
a)		Amount beneficially owned: 0	Percentage: 0.0%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	0

CF&Co
a)		Amount beneficially owned: 3,131	Percentage: 0.1%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	3,131
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	3,131

Mr. Lutnick
a)		Amount beneficially owned: 242,482	Percentage: 6.0%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	242,482
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	242,482

CUSIP No. 92671V106	Schedule 13D	Page 12 of 14 Pages

(c) The responses to Item 4 and Item 6 of this Schedule 13D are incorporated by reference herein. Except as set forth in this Schedule 13D, no transactions in the shares of Common Stock have been effected by the Reporting Persons within the past sixty days.

(d) The responses to Item 4 and Item 6 of this Schedule 13D are incorporated by reference herein. Except as set forth in this Schedule 13D, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 2 and 4 of this Schedule 13D are incorporated by reference herein.

On October 16, 2023, CFPI and other lender parties (such other lender parties, the “Other Lenders” and, together with CFPI, the “Lenders”) entered into a new senior secured term loan credit agreement with the Issuer and CFS, serving as administrative agent and as collateral agent (the “Credit Agreement”). Pursuant to the Credit Agreement, the Lenders agreed to provide to the Issuer: (i) a $12.5 million senior secured term loan facility, which was fully drawn on the Closing Date of the Credit Agreement; and (ii) a $37.5 million senior secured delayed draw term loan facility (with $12.5 million of such delayed draw term loans available from and after November 1, 2023, and the remaining $25.0 million available from and after January 1, 2024, in each case subject to satisfaction of the conditions set forth in the Credit Agreement), each maturing on September 30, 2027. One of the Lenders, RXR FP Investor IV LP, is an affiliate of RXR FP Services LLC, which is an affiliate of RXR Realty LLC and has a Board appointment right and had previously designated a member of the Board (such member resigned effective October 10, 2023). The foregoing description of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full and complete terms of the Credit Agreement, a copy of which is attached as Exhibit 4.1 to the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 16, 2023 and is incorporated by reference herein.

The Lenders and certain of their affiliates are holders of the Issuer’s outstanding 6.00% / 9.00% Convertible Senior PIK Toggle Notes due 2027 (the “Existing Notes”). CFPI holds an aggregate $12,863,102 of Existing Notes that, without regard to a 9.99% beneficial ownership limitation set forth in a side letter agreement with the Issuer, dated as of October 26, 2022 (the “Cantor Side Letter”), currently give it the right to acquire up to 160,287 shares of Class A Common Stock. However, pursuant to a side letter agreement between RXR FP Investor LP and RXR FP Investor II LP, each an affiliate of RXR Realty LLC, and the Issuer, dated as of October 26, 2022 (the “RXR Side Letter”), each of RXR FP Investor LP and RXR FP Investor II LP may not convert their Existing Notes into shares of Class A Common Stock to the extent that the delivery of any shares of Class A Common Stock or any other security otherwise deliverable upon such conversion would result in them, together with their affiliates or persons whose beneficial ownership would be aggregated with RXR FP Investor LP or RXR FP Investor II LP, in the aggregate, having “beneficial ownership,” as determined in accordance with Section 13(d) of the Act, including the definition of any “group” of which either RXR FP Investor LP or RXR FP Investor II LP is a member, of shares of Class A Common Stock in excess of 4.99% (the “Beneficial Ownership Limitation”). Accordingly, because the Reporting Persons may be deemed to be members of a “group” that includes RXR FP Investor LP, the Reporting Persons may be deemed subject to the Beneficial Ownership Limitation. The foregoing description of each of the Cantor Side Letter and the RXR Side Letter does not purport to be complete and is qualified in its entirety by reference to the execution version of each of the Cantor Side Letter and the RXR Side Letter, a copy of each of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

CUSIP No. 92671V106	Schedule 13D	Page 13 of 14 Pages

As a material inducement for each Lender to enter into the Credit Agreement, CFPI, the Other Lenders and certain affiliates of RXR Realty LLC (such affiliates, together with the Other Lenders, the “RXR Consortium Members” and, together with CFPI, the “Investors”) entered into a participation and intercreditor agreement (the “Intercreditor Agreement”) dated as of October 16, 2023, with CFS serving as administrative agent and collateral agent. Pursuant to the Intercreditor Agreement: (i) the RXR Consortium Members agreed, among other things, (A) to transfer an undivided 50% participation interest in the Existing Notes held by the RXR Consortium Members (the “RXR Consortium Notes”), other than the Existing Notes included in the SPV II Interest (as defined below), to CFPI and (B) use commercially reasonable efforts to transfer to CFPI an undivided 50% participation interest in (x) RXR FP GP LLC’s interest in the equity of (including promote), and any management fees in, RXR FP Investor II LP (“RXR FP Investor II”) and (y) the portion of the RXR Consortium Notes held by RXR FP Investor II solely attributable to RXR FP Investor LLC (the “SPV II Interest”); and (ii) CFPI agreed, among other things, to transfer an undivided 50% participation interest in the Existing Notes held by CFPI to the RXR Consortium Members. Each of RXR FP GP LLC and CFPI, acting jointly, serve as lender representatives for the Investors under the Intercreditor Agreement (the “Lender Representatives”). Each Investor agreed to exercise any rights or powers available to it to (i) reject and oppose, and if applicable, vote against, any amendment, waiver, consent, supplement or other modification (or any transaction requiring any of the foregoing) that is rejected by the Lender Representatives and (ii) support and, if applicable, vote in favor of, any amendment, waiver, consent, supplement or other modification (or any transaction requiring any of the foregoing) that has been approved by the Lender Representatives, in each case, in respect the Existing Notes indenture or the Credit Agreement or otherwise. In addition, pursuant to the Intercreditor Agreement, any additional Existing Notes acquired by any Investor after the effective date of the Intercreditor Agreement shall be treated consistent with the terms of the Intercreditor Agreement, and each of the Investors agreed to not transfer or convert any of their Existing Notes or, subject to certain limited exceptions, their Commitments or Loans (as each such term is defined in the Credit Agreement) without the consent of the Lender Representatives. Each Investor further agreed that it will not, without each of the Lender Representatives’ prior written consent: (i) commence or continue any bankruptcy, liquidation or similar proceeding (“Proceeding”) against the Issuer or its subsidiaries, (ii)(x) solicit, support, propose or vote in favor of any arrangement, plan in any Proceeding, sale, or proposal or (y) file or support any motion, pleading or material in support of any motion, arrangement, plan in any Proceeding, sale, or proposal that, in the case of (x) and (y), challenges the priority of the Collateral (as such term is defined in the Credit Agreement), is inconsistent with the terms of the Intercreditor Agreement, is opposed by the Lender Representatives, or is adverse to the interests of the Lender Representatives, (iii) materially impair the rights of the Lender Representatives, or (iv) oppose any sale or plan in any Proceeding that is supported by the Lender Representatives.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Exhibit

99.1	Joint Filing Agreement, dated October 26, 2023, by and among the Reporting Persons.

99.2	Credit Agreement, dated October 16, 2023, by and among CFPI and other lender parties (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the Commission on October 16, 2023).

99.3	Side Letter Agreement, dated October 26, 2022, by and among View, Inc. and CFPI (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the Commission on October 27, 2022).

99.4	Side Letter Agreement, dated October 26, 2022, by and among View, Inc., RXR FP Investor LP and RXR FP Investor II LP (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the Commission on October 27, 2022).

CUSIP No. 92671V106	Schedule 13D	Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 26, 2023

CF Group Management, Inc.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

Cantor Fitzgerald, L.P.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

CF Finance Holdings II, LLC

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

Cantor Fitzgerald Securities

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

CF Principal Investments LLC

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

Cantor Fitzgerald & Co.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman

/s/ Howard W. Lutnick

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).